Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2019 Financial Results

Q4 2019 Revenues were up 33% year-over-year and reached RUB 51.7 billion

FY 2019 Revenues excluding Yandex.Market grew 39% year-over-year and reached RUB 175.4 billion

MOSCOW and AMSTERDAM, the Netherlands, February 14, 2020 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2019.

Q4 2019 Financial Highlights(1)(2)(3)

Q4 2019 consolidated financial results

•	Revenues of RUB 51.7 billion ($835.1 million), up 33% compared with Q4 2018
•	Net income of RUB 0.3 billion ($4.5 million), down 95% compared with Q4 2018; net income margin of 0.5%
•	Adjusted net income of RUB 5.4 billion ($87.2 million), down 22% compared with Q4 2018; adjusted net income margin of 10.4%
•	Adjusted EBITDA of RUB 13.2 billion ($213.7 million), up 7% compared with Q4 2018; adjusted EBITDA margin of 25.6%

FY 2019 Financial Highlights(1)(2)(3)

FY 2019 consolidated financial results

•	Revenues of RUB 175.4 billion ($2,833.2 million), up 37% compared with FY 2018
o	Revenues excluding Yandex.Market were up 39% compared with FY 2018
•	Net income of RUB 11.2 billion ($180.9 million), down 75% compared with FY 2018; net income margin of 6.4%
•	Adjusted net income of RUB 23.5 billion ($380.3 million), up 6% compared with FY 2018; adjusted net income margin of 13.4%
•	Adjusted EBITDA of RUB 51.0 billion ($824.1 million), up 29% compared with FY 2018; adjusted EBITDA margin of 29.1%

Cash, cash equivalents and term deposits as of December  31, 2019:

•	RUB 88.3 billion ($1,426.5 million) on a consolidated basis
•	Of which RUB 24.4 billion ($394.4 million) related to Taxi segment

Q4 2019 Operational and Corporate Highlights

Search

•	Share of Russian search market, including mobile, averaged 57.5% in Q4 2019, up from 56.5% in Q4 2018 and 56.6% in Q3 2019, according to Yandex.Radar
•	Search share on Android in Russia was 54.3% in Q4 2019, up from 49.5% in Q4 2018 and 52.8% in Q3 2019, according to Yandex.Radar
•	Search queries in Russia grew 7% compared with Q4 2018
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 20% compared with Q4 2018
•	Average cost per click decreased 3% compared with Q4 2018

Business Units and Experiments

•	Number of rides in the Taxi service grew 49% year-on-year compared with Q4 2018
•	Number of Yandex.Music subscribers was 3.1 million as of the end of December 2019
•	Our self-driving cars accumulated 2 million miles to date, driven in an autonomous mode

Corporate

•	Shareholders approved a restructuring of our corporate governance in December
•	Yandex repurchased 460 thousand Class A shares from public shareholders in Q4 2019, as part of the share repurchase program announced in Q4 2019

“2019 was an excellent year for us,” said Arkady Volozh, Chief Executive Officer of Yandex. “We demonstrated 39% year-on-year revenue growth on a like-for-like basis, with solid contributions from all of our businesses. We made incredible progress in the development of our world-class self-driving technology, which is now on par with global leaders in the space, and which we developed at a fraction of the cost. And we are well positioned for further innovation and ongoing growth of other outstanding businesses within our ecosystem, including our content feed product, Zen, as well as our newly launched hyperlocal convenience store delivery business, Lavka.

“In Q4 we delivered another solid set of results with revenue growth of 33% year-on-year, or 38% on an ex-TAC basis,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “We demonstrated profitability in our ride-hailing segment on an annual basis in 2019 and achieved record profitability in our Classifieds segment.”

The following table provides a summary of our key consolidated financial results for the three and twelve months ended December  31, 2018 and 2019, which includes Yandex.Market financial results through April 27, 2018, the date as of which that business was deconsolidated:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018*	2019	Change	2018*	2019	Change
Revenues	38,842	51,696	33%	127,657	175,391	37%
Revenues ex. Yandex.Market	38,842	51,696	33%	126,430	175,391	39%
Ex-TAC revenues[2]	32,678	45,065	38%	107,159	152,067	42%
Income from operations	7,462	4,891	-34%	20,842	24,700	19%
Adjusted EBITDA[2]	12,314	13,230	7%	39,575	51,014	29%
Net income	5,398	281	-95%	44,258	11,199	-75%
Adjusted net income[2]	6,941	5,399	-22%	22,124	23,540	6%

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 61.9057 to $1.00, the official exchange rate quoted as of December 31, 2019 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Our segment disclosure is available in the Segment financial results section below Income from operations.

Consolidated revenues breakdown

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Online advertising revenues:
Yandex properties[3]	22,393	27,589	23%	78,696	96,258	22%
Advertising network	7,105	6,736	-5%	24,041	25,480	6%
Total online advertising revenues[3]	29,498	34,325	16%	102,737	121,738	18%
Revenues related to Taxi segment	6,924	11,873	71%	19,213	37,931	97%
Other	2,420	5,498	127%	5,707	15,722	175%
Total revenues[3]	38,842	51,696	33%	127,657	175,391	37%

(3)	Excluding Yandex.Market from financial results for the twelve months ended December 31, 2018:
•	Online advertising revenues related to Yandex properties grew 25% year-on-year
•	Total online advertising revenues grew 20% year-on-year
•	Total revenues grew 39% year-on-year

Online advertising revenues grew 16% in Q4 2019 compared with Q4 2018 and generated 66% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 23% in Q4 2019 compared with Q4 2018 and accounted for 53% of total revenues.

Online advertising revenues from our advertising network decreased 5% in Q4 2019 compared with Q4 2018 and accounted for 13% of total revenues.

Revenues related to Taxi segment grew 71% in Q4 2019 compared with Q4 2018 and accounted for 23% of total revenues, compared with 18% of total revenues in Q4 2018.  This increase mainly reflected the growth of our ride-hailing business driven by increase in the number of rides, solid performance of our corporate Taxi business, which we recognize on a gross basis, as well as the growing contribution of our food tech services.

Other revenues grew 127% in Q4 2019 compared with Q4 2018 and amounted to 11% of total revenues. The growth was primarily driven by our car-sharing service Yandex.Drive, subscription revenues of Media Services and our initiatives related to IoT (Internet of Things).

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation, amortization expenses (D&A) and goodwill impairment. Apart from D&A and goodwill impairment, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q4 2019 Yandex's headcount increased by 504 full-time employees. The total number of full-time employees was 10,092 as of December 31, 2019, up by 5% compared with September 30, 2019, and up 15% from December 31, 2018.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
TAC:
Related to the Yandex advertising network	4,406	4,429	1%	14,785	15,702	6%
Related to distribution partners	1,758	2,202	25%	5,713	7,622	33%
Total TAC	6,164	6,631	8%	20,498	23,324	14%
Total TAC as a % of total revenues	15.9%	12.8%		16.1%	13.3%
Costs related to Taxi segment	2,127	3,902	83%	5,586	12,057	116%
Costs related to Taxi segment as a % of revenues	5.5%	7.5%		4.4%	6.9%
Other cost of revenues	3,566	7,132	100%	9,809	20,407	108%
Other cost of revenues as a % of revenues	9.2%	13.8%		7.7%	11.6%
Total cost of revenues	11,857	17,665	49%	35,893	55,788	55%
Total cost of revenues as a % of revenues	30.5%	34.2%		28.1%	31.8%

TAC grew 8% in Q4 2019 compared with Q4 2018 and represented 12.8% of total revenues, 310 basis points lower than in Q4 2018 and flat compared with Q3 2019 as a result of revenue mix effect.

Costs related to Taxi segment increased 83% compared with Q4 2018. The growth was mainly a result of the increase of costs related to our corporate Taxi offering, as well as due to the increase of the costs of goods sold (COGS) in our food tech services. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis. The increase of COGS in our food tech services primarily relates to the launch of Yandex.Lavka, our hyperlocal grocery delivery service, in Q4 2019.

Other cost of revenues in Q4 2019 increased 100% compared with Q4 2018,  mainly reflecting the growth of costs related to Yandex.Drive, our investments in content within Media Services and Search and Portal, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Product development	5,856	8,101	38%	22,579	29,209	29%
As a % of revenues	15.2%	15.6%		17.7%	16.7%

Product development expenses grew 38% in Q4 2019 compared to Q4 2018, primarily reflecting new hires, salary and other personnel-related costs increases, as well as growth of share-based compensation in Q4 2019.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Sales, general and administrative	10,464	16,301	56%	36,206	50,155	39%
As a % of revenues	26.9%	31.5%		28.4%	28.6%

SG&A expenses grew 56% in Q4 2019 compared to Q4 2018. The growth was mainly driven by the increase of personnel costs, growth of advertising and marketing expenses, as well as due to the increase of professional services costs as a result of a one-off expense of RUB 882 million related to our corporate restructuring. Excluding an impact of this one-off, SG&A expenses grew 47% year-on-year in Q4 2019.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
SBC expense included in cost of revenues	54	89	65%	180	293	63%
SBC expense included in product development	1,107	1,620	46%	4,450	6,294	41%
SBC expense included in SG&A	481	1,010	110%	1,922	3,268	70%
Total SBC expense	1,642	2,719	66%	6,552	9,855	50%
As a % of revenues	4.2%	5.3%		5.1%	5.6%

Total SBC expense increased 66% in Q4 2019 compared with Q4 2018. The growth was primarily related to new equity-based grants made in 2018-2019.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Depreciation and amortization	3,203	3,976	24%	12,137	14,777	22%
As a % of revenues	8.2%	7.7%		9.5%	8.4%

D&A expense increased 24% in Q4 2019 compared with Q4 2018. The D&A expense increase was mainly driven by our investments in servers and data center equipment, expansion of Yandex.Drive’s car-sharing fleet,  as well as by costs related to purchases of office equipment. We have both operating and finance leases in Yandex.Drive. According to the ASC 842 rules, we divide lease  payments under finance leases into the interest and amortization components and recognize the latter under D&A expense. In addition, we depreciate the cost of certain equipment that we install on Yandex.Drive’s cars, such as infotaintment systems and telematics.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Income from operations	7,462	4,891	-34%	20,842	24,700	19%

Income from operations decreased 34% in Q4 2019 compared with Q4 2018. The decrease primarily reflects the growth of SG&A costs which were impacted by a one-off cost of RUB 882 million for professional services related to our corporate restructuring incurred in Q4 2019 as well as Food Party goodwill impairment of RUB 762 million.

Segment financial results

Search & Portal

Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan and Uzbekistan.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Revenues:
Search and Portal	29,671	34,463	16%	101,021	121,834	21%
Search and Portal, excluding IoT*	29,376	33,676	15%	100,711	120,356	20%
Adjusted EBITDA:
Search and Portal	13,424	15,102	13%	48,232	57,163	19%
Search and Portal, excluding IoT*	13,648	15,459	13%	48,604	58,015	19%
Adjusted EBITDA margin:
Search and Portal	45.2%	43.8%	-1.4%	47.7%	46.9%	-0.8%
Search and Portal, excluding IoT*	46.5%	45.9%	-0.6%	48.3%	48.2%	-0.1%

*IoT stands for Internet of Things

Taxi

Taxi segment includes our Ride-hailing business (including Yandex.Taxi and Uber in Russia and neighboring countries), FoodTech business (including Yandex.EATs, Yandex.Chef, a meal kit subscription service, and Yandex.Lavka, a hyperlocal grocery delivery service) and our Self-Driving Cars (“SDC”) division.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018*	2019	Change	2018*	2019	Change
Revenues:
Ride-hailing & FoodTech	6,924	11,942	72%	19,213	38,045	98%
SDC	-	-	n/m	-	-	n/m
Total revenues	6,924	11,942	72%	19,213	38,045	98%
Adjusted EBITDA:
Ride-hailing & FoodTech	45	826	n/m	(3,920)	2,253	n/m
SDC	(174)	(555)	219%	(514)	(1,505)	193%
Total Adjusted EBITDA	(129)	271	n/m	(4,434)	748	n/m
Adjusted EBITDA margin:
Ride-hailing & FoodTech	0.6%	6.9%	6.3%	-20.4%	5.9%	26.3%
SDC	n/m	n/m	n/m	n/m	n/m	n/m
Total Adjusted EBITDA margin	-1.9%	2.3%	4.2%	-23.1%	2.0%	25.1%

Adjusted EBITDA of Taxi was RUB 271 million in Q4 2019, up from negative RUB 129 million in Q4 2018. The increase of adjusted EBITDA was driven by the improving profitability of our ride-hailing business,  partially offset by investments in autonomous vehicles and food tech initiatives as we expanded our AV  (autonomous vehicles) fleet and launched Yandex.Lavka service.

Classifieds

Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Revenues	1,108	1,611	45%	3,717	5,390	45%
Adjusted EBITDA:	(18)	330	n/m	(183)	310	n/m
Adjusted EBITDA margin:	-1.6%	20.5%	22.1%	-4.9%	5.8%	10.7%

Media Services

Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Revenues	679	1,333	96%	1,909	3,867	103%
Adjusted EBITDA:	(215)	(688)	220%	(810)	(2,202)	172%
Adjusted EBITDA margin:	-31.7%	-51.6%	-19.9%	-42.4%	-56.9%	-14.5%

Other Bets and Experiments

Other Bets and Experiments category includes Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Revenues	2,236	5,096	128%	5,625	15,082	168%
Adjusted EBITDA:	(792)	(1,839)	132%	(3,110)	(5,205)	67%
Adjusted EBITDA margin:	-35.4%	-36.1%	-0.7%	-55.3%	-34.5%	20.8%

Other Bets and Experiments revenues grew 128% in Q4 2019 compared with Q4 2018. The increase was primarily driven by our car-sharing service Yandex.Drive, as well as the growth of Geo Services and Zen.

Eliminations

Eliminations in our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business units.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Revenues:
Segment revenues	40,618	54,445	34%	133,182	184,218	38%
Eliminations	(1,776)	(2,749)	55%	(5,525)	(8,827)	60%
Total revenues*	38,842	51,696	33%	127,657	175,391	37%
Adjusted EBITDA:

Segment Adjusted EBITDA	12,270	13,176	7%	39,432	50,814	29%
Eliminations	44	54	23%	143	200	40%
Total adjusted EBITDA*	12,314	13,230	7%	39,575	51,014	29%

*   Total segment results for the twelve months ended December 31, 2018 include financial results of our E-commerce segment. E-commerce segment revenues and adjusted EBITDA include revenues and adjusted EBITDA of Yandex.Market through April 27, 2018.

Adjusted EBITDA increased 7% in Q4 2019 compared with Q4 2018. The growth was mainly driven by the solid performance of Search and Portal segment and continuing improvement of our Taxi and Classifieds segments profitability, which were slightly offset by our investments in car-sharing business and Media Services.

Interest income in Q4 2019 was RUB 807 million, compared with RUB 929 million in Q4 2018.

Interest expense in Q4 2019 was RUB 31 million, down from RUB 221 million in Q4 2018.

Foreign exchange loss in Q4 2019 was RUB 999 million, compared with a foreign exchange gain of RUB 273 million in Q4 2018. This loss reflects the appreciation of the Russian ruble during Q4 2019 from RUB 64.4156 to $1.00 on September 30, 2019, to RUB 61.9057 to $1.00 on December 31, 2019. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2019.

Income tax expense for Q4 2019 was RUB 3,068 million, up from RUB 2,412 million in Q4 2018. Our effective tax rate of 91.6% in Q4 2019 was higher than in Q4 2018, primarily due to increase in stock-based compensation which is non-deductible. Adjusted for SBC expense, certain losses from equity-method investments which are non-deductible, goodwill impairment and certain tax provisions recognized, our effective tax rate for Q4 2019 was 33.0%, compared with 27.9% for Q4 2018 as adjusted for SBC expense and similar effects in that year. The increase in the adjusted effective tax rate was primarily driven by certain additional valuation allowances provided in Q4 2019.

Net income was RUB 0.3 billion ($4.5 million) in Q4 2019, down 95% compared with Q4 2018.

Adjusted net income in Q4 2019 was RUB 5.4 billion ($87.2 million), a 22% decrease from Q4 2018.

Adjusted net income margin was 10.4% in Q4 2019, compared with 17.9% in Q4 2018.

As of December 31, 2019, Yandex had cash, cash equivalents and term deposits of RUB 88.3 billion ($1,426.5 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 24.4 billion ($394.4 million).

Net cash flow provided by operating activities for Q4 2019 was RUB 8.6 billion ($139.3 million) and capital expenditures were RUB 5.5 billion ($89.4 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of December 31, 2019 was 329,858,166 including 292,719,508 Class A shares, 37,138,658 Class B shares, and excluding one Priority share and 808,147 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.3 million shares, at a weighted average exercise price of $37.17 per share, 1.5 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.75, all of which were fully vested; and restricted share units (RSUs) covering 12.8 million shares, of which RSUs to acquire 3.6 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

We expect our ruble-based revenues to be between 214.0 and 221.0 billion rubles, or to grow in the range of 22% to 26% for the full year 2020 compared with 2019.

We expect our Search and Portal ruble-based revenue ex-TAC to grow in the range of 14% to 17% in the full year 2020 compared with 2019.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 14, 2020 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 866 966 1396

UK/International: +44 (0) 844 571 8892

Russia: 8 10 800 2357 5011

Passcode: 5721088

A replay of the call will be available until February 21, 2020. To access the replay, please dial:

US: +1 917 677 7532

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 5721088

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/mmc/p/6rwzvs8g

ABOUT YANDEX

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2020. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K,  which were filed with the U.S. Securities and Exchange Commission (SEC) on April 19, 2019 and November 18, 2019, respectively, and are available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 14, 2020, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted effective tax rate, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (4) one-off restructuring expenses, (5) interest expense, (6) loss from equity method investments, (7) income tax expense and (8) goodwill impairment,  less (1) effect of Yandex.Market deconsolidation, (2) interest income and (3)  other (income)/loss, net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3)  one-off restructuring expenses, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (5) goodwill impairment,  less (1) foreign exchange (gains)/losses adjusted for increase/(reduction) in income tax attributable to foreign exchange (gains)/losses and (2) effect of deconsolidation of former subsidiaries

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA for Q4 2019 exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019.    We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Effect of deconsolidation of Yandex.Market/former subsidiaries

We believe that it is useful to present adjusted net income and related margin measures excluding the effect of deconsolidation of former subsidiaries and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons. Adjusted net income in 2018 excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014 which matured in Q4 2018. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Goodwill impairment

Adjusted net income and adjusted EBITDA for Q4 2019 exclude a loss from goodwill impairment related to Food Party business. We test our goodwill annually for impairment. In Q4 2019, we recognized a goodwill impairment charge for RUB 762 million which is the amount by which the carrying value of goodwill exceeds its implied fair value. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	December 31,	December 31,
	2018*	2019	2019
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	68,798	56,415	911.3
Term deposits	-	31,891	515.2
Accounts receivable, net	14,570	17,832	288.1
Prepaid expenses	2,119	3,315	53.4
Funds receivable, net	2,217	1,226	19.8
Other current assets	4,177	9,605	155.2
Total current assets	91,881	120,284	1,943.0

Property and equipment, net	39,740	47,856	773.0
Operating lease right-of-use assets	17,654	21,218	342.7
Intangible assets, net	11,545	10,365	167.4
Non-current content assets, net	335	3,295	53.2
Goodwill	52,662	52,205	843.3
Long-term prepaid expenses	1,800	2,289	37.1
Investments in non-marketable equity securities	36,484	28,073	453.5
Deferred tax assets	3,523	1,847	29.8
Other non-current assets	3,473	3,694	59.7
TOTAL ASSETS	259,097	291,126	4,702.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22,904	34,978	565.0
Income and non-income taxes payable	4,059	8,020	129.6
Deferred revenue	2,792	3,542	57.2
Total current liabilities	29,755	46,540	751.8

Deferred tax liabilities	1,572	1,951	31.5
Operating lease liabilities	12,560	10,841	175.1
Other accrued liabilities	569	2,359	38.1
Total liabilities	44,456	61,691	996.5

Commitments and contingencies
Redeemable noncontrolling interests	13,035	14,246	230.1
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1); shares issued (1 and 1); shares outstanding (1 and nil)	—	—	—
Preference shares: €0.01 par value; nil shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 46,997,887 and 37,138,658 and Class C: 46,997,887 and 37,748,658); shares issued (Class A: 292,437,655 and 293,527,655, Class B: 37,878,658 and 37,138,658, and Class C: nil and 610,000, respectively); shares outstanding (Class A: 286,848,365 and 292,719,508, Class B: 37,878,658 and 37,138,658, and Class C: nil)	263	261	4.2
Treasury shares at cost (Class A: 5,589,290 and 808,147, Priority share: nil and 1, respectively)	(10,769)	(411)	(6.6)
Additional paid-in capital	69,729	68,050	1,099.3
Accumulated other comprehensive income	8,182	4,841	78.1
Retained earnings	111,465	122,187	1,973.8
Total equity attributable to Yandex N.V.	178,870	194,928	3,148.8
Noncontrolling interests	22,736	20,261	327.3
Total shareholders’ equity	201,606	215,189	3,476.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	259,097	291,126	4,702.7

*      Derived from audited consolidated financial statements except for restatement of balances due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2018*	2019	2019
	RUB	RUB	$

Revenues	38,842	51,696	835.1
Operating costs and expenses:
Cost of revenues(1)	11,857	17,665	285.4
Product development(1)	5,856	8,101	130.9
Sales, general and administrative(1)	10,464	16,301	263.3
Depreciation and amortization	3,203	3,976	64.2
Goodwill impairment	-	762	12.3
Total operating costs and expenses	31,380	46,805	756.1
Income from operations	7,462	4,891	79.0
Interest income	929	807	13.0
Interest expense	(221)	(31)	(0.5)
Loss from equity method investments	(474)	(1,403)	(22.7)
Other income/(loss), net	114	(915)	(14.7)
Net income before income taxes	7,810	3,349	54.1
Income tax expense	2,412	3,068	49.6
Net income	5,398	281	4.5
Net loss attributable to noncontrolling interests	148	670	10.9
Net income attributable to Yandex N.V.	5,546	951	15.4
Net income per Class A and Class B share:
Basic	17.09	2.89	0.05
Diluted	16.72	2.78	0.04
Weighted average number of Class A and Class B shares outstanding
Basic	324,503,123	329,030,223	329,030,223
Diluted	331,675,527	336,126,257	336,126,257

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	54	89	1.4
Product development	1,107	1,620	26.2
Sales, general and administrative	481	1,010	16.3

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2018*	2019	2019
	RUB	RUB	$

Revenues	127,657	175,391	2,833.2
Operating costs and expenses:
Cost of revenues(1)	35,893	55,788	901.2
Product development(1)	22,579	29,209	471.8
Sales, general and administrative(1)	36,206	50,155	810.2
Depreciation and amortization	12,137	14,777	238.7
Goodwill impairment	-	762	12.3
Total operating costs and expenses	106,815	150,691	2,434.2
Income from operations	20,842	24,700	399.0
Interest income	3,382	3,315	53.5
Interest expense	(945)	(74)	(1.2)
Effect of Yandex.Market deconsolidation	28,244	-	-
Loss from equity method investments	(194)	(3,886)	(62.8)
Other income/(loss), net	1,130	(1,200)	(19.3)
Net income before income taxes	52,459	22,855	369.2
Income tax expense	8,201	11,656	188.3
Net income	44,258	11,199	180.9
Net loss attributable to noncontrolling interests	1,726	1,627	26.3
Net income attributable to Yandex N.V.	45,984	12,826	207.2
Net income per Class A and Class B share:
Basic	140.77	39.21	0.63
Diluted	137.20	38.21	0.62
Weighted average number of Class A and Class B shares outstanding
Basic	326,667,118	327,127,314	327,127,314
Diluted	335,162,062	335,428,137	335,428,137

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	180	293	4.7
Product development	4,450	6,294	101.7
Sales, general and administrative	1,922	3,268	52.8

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	5,398	281	4.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,594	3,314	53.5
Amortization of intangible assets	609	662	10.7
ROU assets amortization*	1,691	2,828	45.7
Amortization of debt discount and issuance costs	170	-	-
Share-based compensation expense	1,642	2,719	43.9
Deferred income taxes	(785)	11	0.2
Foreign exchange (gains)/losses	(272)	999	16.1
Goodwill impairment	-	762	12.3
Loss from equity method investments	474	1,403	22.7
Other	125	34	0.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(2,221)	(2,061)	(33.3)
Prepaid expenses and other assets	(1,256)	(4,313)	(69.6)
Accounts payable and accrued liabilities	(167)	1,235	20.0
Deferred revenue	605	751	12.1
Net cash provided by operating activities	8,607	8,625	139.3
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(13,857)	(5,533)	(89.4)
Proceeds from sale of property and equipment	11	8	0.2
Acquisitions of businesses, net of cash acquired	(836)	-	-
Investments in non-marketable equity securities	-	(7)	(0.1)
Proceeds from sale of equity securities	34	4,612	74.5
Investments in term deposits	-	(14,713)	(237.7)
Maturities of term deposits	45,126	23,628	381.7
Loans granted, net of proceeds from repayments	11	94	1.5
Net cash provided by investing activities	30,489	8,089	130.7
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	8	16	0.3
Purchase of redeemable noncontrolling interests	-	(509)	(8.2)
Repayment of convertible debt	(21,281)	-	-
Repurchases of ordinary shares	(320)	(1,422)	(23.0)
Repurchases of share options	-	(88)	(1.4)
Payment for contingent consideration	(104)	-	-
Other financing activities	32	(152)	(2.5)
Net cash used in financing activities	(21,665)	(2,155)	(34.8)
Effect of exchange rate changes on cash and cash balances	1,989	(1,678)	(27.1)
Net change in cash and cash balances	19,420	12,881	208.1
Cash and cash balances at beginning of period	49,466	43,572	703.8
Cash and cash balances at end of period	68,886	56,453	911.9

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	49,388	43,528	703.1
Restricted cash, beginning of period	78	44	0.7
Cash and cash balances, beginning of period	49,466	43,572	703.8

Cash and cash equivalents, end of period	68,798	56,415	911.3
Restricted cash, end of period	88	38	0.6
Cash and cash balances, end of period	68,886	56,453	911.9

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	44,258	11,199	180.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	9,833	12,164	196.5
Amortization of intangible assets	2,304	2,613	42.2
ROU assets amortization*	5,466	9,195	148.5
Amortization of debt discount and issuance costs	728	-	-
Share-based compensation expense	6,552	9,855	159.2
Deferred income taxes	(2,264)	1,845	29.8
Foreign exchange (gains)/losses	(1,168)	1,294	20.9
Effect of deconsolidation of Yandex.Market	(28,244)	-	-
Goodwill impairment	-	762	12.3
Loss from equity method investments	195	3,886	62.8
Other	(63)	355	5.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(4,705)	(3,469)	(56.0)
Prepaid expenses and other assets	(5,968)	(9,069)	(146.5)
Accounts payable and accrued liabilities	809	2,963	47.9
Deferred revenue	479	786	12.7
Net cash provided by operating activities	28,212	44,379	716.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(28,323)	(20,543)	(331.8)
Proceeds from sale of property and equipment	235	44	0.7
Acquisitions of businesses, net of cash acquired	19,844	(347)	(5.6)
Investments in non-marketable equity securities	(155)	(72)	(1.2)
Proceeds from sale of equity securities	34	4,612	74.5
Investments in term deposits	(55,592)	(90,975)	(1,469.6)
Maturities of term deposits	92,469	57,967	936.4
Deconsolidation of cash and cash equivalents of Yandex.Market	(2,181)	-	-
Loans granted, net of proceeds from repayments	(372)	178	2.9
Net cash provided by/(used in) investing activities	25,959	(49,136)	(793.7)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	115	156	2.5
Purchase of redeemable noncontrolling interests	-	(747)	(12.1)
Repayment of convertible debt	(21,281)	-	-
Proceeds from sale of noncontrolling interests	-	20	0.3
Repurchases of ordinary shares	(10,085)	(1,422)	(23.0)
Repurchases of share options	-	(88)	(1.4)
Payment for contingent consideration	(1,504)	(91)	(1.5)
Other financing activities	(49)	(222)	(3.5)
Net cash used in financing activities	(32,804)	(2,394)	(38.7)
Effect of exchange rate changes on cash and cash balances	4,288	(5,282)	(85.4)
Net change in cash and cash balances	25,655	(12,433)	(200.9)
Cash and cash balances at beginning of period	43,231	68,886	1,112.8
Cash and cash balances at end of period	68,886	56,453	911.9

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	42,662	68,798	1,111.3
Restricted cash, beginning of period	569	88	1.5
Cash and cash balances, beginning of period	43,231	68,886	1,112.8

Cash and cash equivalents, end of period	68,798	56,415	911.3
Restricted cash, end of period	88	38	0.6
Cash and cash balances, end of period	68,886	56,453	911.9

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Total revenues	38,842	51,696	33%	127,657	175,391	37%
Less: traffic acquisition costs (TAC)	6,164	6,631	8%	20,498	23,324	14%
Ex-TAC revenues	32,678	45,065	38%	107,159	152,067	42%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Net income	5,398	281	-95%	44,258	11,199	-75%
Add: depreciation and amortization	3,203	3,976	24%	12,137	14,777	22%
Add: share-based compensation expense	1,642	2,719	66%	6,552	9,855	50%
Add: compensation expense related to contingent consideration	7	-	n/m	44	38	-14%
Add: one-off restructuring expenses	-	882	n/m	-	882	n/m
Less: effect of Yandex.Market deconsolidation	-	-	n/m	(28,244)	-	n/m
Less: interest income	(929)	(807)	-13%	(3,382)	(3,315)	-2%
Add: interest expense	221	31	-86%	945	74	-92%
Add: loss from equity method investments	474	1,403	196%	194	3,886	n/m
Less: other (income)/loss, net	(114)	915	n/m	(1,130)	1,200	n/m
Add: income tax expense	2,412	3,068	27%	8,201	11,656	42%
Add: goodwill impairment	-	762	n/m	-	762	n/m
Adjusted EBITDA	12,314	13,230	7%	39,575	51,014	29%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2018	2019	Change	2018	2019	Change
Net income	5,398	281	-95%	44,258	11,199	-75%
Add: SBC expense	1,642	2,719	66%	6,552	9,855	50%
Less: reduction in income tax attributable to SBC expense	(28)	(42)	50%	(104)	(101)	-3%
Add: compensation expense related to contingent consideration	7	-	n/m	44	38	-14%
Less: foreign exchange (gains)/losses	(273)	999	n/m	(1,169)	1,294	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gains)/losses	68	(202)	n/m	241	(268)	n/m
Add: one-off restructuring expenses	-	882	n/m	-	882	n/m
Less: effect of deconsolidation of former subsidiaries	-	-	n/m	(28,244)	(121)	-100%
Add: amortization of debt discount	170	-	n/m	728	-	n/m
Less: reduction in income tax attributable to amortization of debt discount	(43)	-	n/m	(182)	-	n/m
Add: goodwill impairment	-	762	n/m	-	762	n/m
Adjusted net income	6,941	5,399	-22%	22,124	23,540	6%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2019	281	0.5%	12,949	13,230	25.6%	29.4%
Twelve months ended December 31, 2019	11,199	6.4%	39,815	51,014	29.1%	33.5%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, one-off restructuring expenses,  interest income, interest expense, loss from equity method investments, other loss, net, goodwill impairment and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2019	281	0.5%	5,118	5,399	10.4%	12.0%
Twelve months ended December 31, 2019	11,199	6.4%	12,341	23,540	13.4%	15.5%

(1)Net income margin is defined as net income divided by total revenues.

(2)Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses as adjusted for the reduction in income tax attributable to the losses, one-off restructuring expenses, effect of deconsolidation of former subsidiaries and goodwill impairment. For a reconciliation of adjusted net income to net income, please see the table above.

(3)Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru